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                                  ATTACHMENT A

      Robert Feury has directly and indirectly become the beneficial owner of in excess of 5% of the Common Stock of Electronic Clearing House, Inc. ("ECHO") through a series of transactions as set forth below:

                              Common Stock & Shares
                       (may be deemed beneficially owned)


Transaction       Robert Feury            Allied Building         Relatives/
Date                                      Products Savings        Trusts
                                          and Investment
                                          Plan
12/28/94                                  450,000(1)
1/4/95                                     62,000(2)
1/18/95                                    38,000(2)
2/23/96                                   150,000(3)
1/8/97             50,000(2)                                       17,000(2)
2/7/97                                                             20,000(2)
6/6/97             75,000(4)                                       50,000(4)


1. Acquired through a $150,000 loan to ECHO which included interest at 12% paid quarterly and conversion rights to 300,000 shares of Common Stock at $.50 per share and included warrants for 150,000 shares of Common Stock at $.50 per share exercisable by December 28, 1999.

2.    Share Purchase.

3. Consideration for extension of the loan in #1 above was an additional 75,000 warrants at $.40 per share expiring February 23, 1999 and lowering the exercise of warrants and conversion price to $.40 per share (resulting in an additional 75,000 shares).

4. Purchased in a private transaction of Series K Preferred Stock each share of which is convertible to 4 shares of Common Stock. Purchase was 18,750 shares at $4.00 per share per share for Robert Feury and 12,500 shares at $4.00 for Relatives/Trusts. These are convertible to 75,000 and 50,000 shares of Common Stock respectively.






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